UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______

SIGNATURES
Press Release regarding Results of Operations and Financial Condition for the Third Quarter Ended September 30, 2007, issued by SINA Corporation on November 15,2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: November 16, 2007	By:	/s/ HermanYu
Herman Yu
Chief Financial Officer

SINA Reports Third Quarter 2007 Financial Results
Shanghai, China—November 14, 2007—SINA Corporation (Nasdaq GS: SINA), a leading online media company and mobile value-added service (MVAS) provider serving China and the global Chinese communities, today announced its unaudited financial results for the quarter ended September 30, 2007.
Third Quarter 2007 Highlights
•	Net revenues increased 15% year over year to $64.3 million, within the Company’s guidance range between $63.0 million and $65.0 million.

•	Advertising revenues increased 40% year over year to $45.8 million, within the upper range of the Company’s guidance range between $45.0 million and $46.0 million.

•	Non-advertising revenues decreased 21% year over year to $18.5 million, within the Company’s guidance range between $18.0 million and $19.0 million.

•	GAAP net income increased 60% year over year to $17.2 million, or $0.28 diluted net income per share.

•	Non-GAAP net income* increased 31% year over year to $19.1 million, or $0.32 diluted non-GAAP net income per share.

*	Non-GAAP measures are described and reconciled to the corresponding GAAP measures in the section below titled “Reconciliation of Non-GAAP to GAAP Results.”
“We are very pleased to report record total revenues and non-GAAP net income in the third quarter,” said Charles Chao, CEO of SINA. “As advertising revenues now account for over 70% of our total revenues, we have started to see operating margin expansion with rapid growth in advertising business.”
Financial Results
For the third quarter of 2007, SINA reported net revenues of $64.3 million, compared to $56.1 million in the same period last year and $59.8 million last quarter.
Advertising revenues for the third quarter of 2007 totaled $45.8 million, representing a 40% increase from the same period last year and an 11% increase from last quarter. Advertising revenues in China grew 41% year over year or 11% quarter over quarter to $44.9 million for the third quarter of 2007. Advertising revenues in the third quarter of 2007 represented 71% of total revenues, up from 58% in the same period last year and 69% in the previous quarter.
Non-advertising revenues for the third quarter of 2007 totaled $18.5 million, a 21% decrease from the same period last year and flat over the previous quarter. MVAS revenues dropped 24% year over year to $16.6 million in the third quarter of 2007. Revenues from SMS and IVR, which accounted for 74% of MVAS revenues in the third quarter of 2007, declined 32% year over year, mainly as a result of policy changes by mobile operators in China.

Gross margin for the third quarter of 2007 was 62%, down from 64% for the same period last year and same as the previous quarter. Advertising gross margin for the third quarter of 2007 was 64%, compared to 65% for the same period last year and 62% in the previous quarter. Non-GAAP advertising gross margin, which excludes stock-based compensation, for the third quarter of 2007 was 65%, compared to 67% in the same period last year and 63% in the previous quarter. The year over year decline in advertising gross margin was mainly due to higher costs associated with content, web production and bandwidth. The sequential increase in advertising gross margin was due to revenues growing faster than advertising cost of sales.
MVAS gross margin for the third quarter of 2007 was 56%, compared to 62% for the same period last year and 61% last quarter. The decline in MVAS gross margin was primarily due to lower MVAS revenues without a proportionate decrease in related content and channel costs.
Operating expenses for the third quarter of 2007 amounted to $24.7 million, a decline of 3% from the same period last year and an increase of 1% from last quarter. Non-GAAP operating expenses, which excluded stock-based compensation and amortization expense of intangible assets, for the third quarter of 2007 were $23.1 million, flat over the same period last year and increased 2% from the previous quarter. The sequential increase in operating expenses was primarily due to higher marketing expenses and professional service fees, partially offset by lower bad debt expenses.
Interest and other income for the third quarter of 2007 included a currency exchange gain of $0.9 million realized from converting cash in Renminbi to U.S. dollar through inter-company dividend distribution.
Net income for the third quarter of 2007 was $17.2 million, an increase of 60% from the same period last year and 19% from last quarter. Diluted net income per share for the third quarter of 2007 was $0.28, compared to $0.19 in the same period last year and $0.25 last quarter. Non-GAAP net income for the third quarter of 2007 was $19.1 million, an increase of 31% from the same period last year and 19% from the previous quarter. Non-GAAP diluted net income per share for the third quarter of 2007 was $0.32, compared to $0.25 in the same period last year and $0.27 last quarter.
As of September 30, 2007, SINA’s cash, cash equivalents and short-term investments amounted to $439.4 million, compared to $362.8 million as of December 31, 2006. Cash flow from operating activities for the third quarter of 2007 was $19.6 million.
Business Outlook
The Company estimates its total revenues for the fourth quarter of 2007 to be between $68.0 million and $70.0 million, with advertising revenues to be between $49.0 million and $50.0 million and non-advertising revenues to be between $19.0 million and $20.0 million.
Stock-based compensation for the fourth quarter of 2007 is expected to be approximately $1.6 million, which excludes any new shares that may be granted.

Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charges, amortization of intangible assets, amortization of convertible debt issuance cost and gain and loss on the sale of business and investment, from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.
The Company’s management believes excluding the non-cash amortization expense of intangible assets resulting from business acquisitions from its non-GAAP financial measures of operating expenses, income from operations and net income and excluding the non-cash amortization expense of intangible assets resulting from equity-method investments from its non-GAAP financial measure of net income are useful for itself and investors because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.

The Company’s management believes excluding non-cash amortization expense of issuance cost relating to convertible bonds from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash earnings.
The Company’s management believes excluding gains and losses on the sale of a business and investment from its non-GAAP financial measure of net income is useful for itself and investors because such gains and losses are not indicative of the Company’s core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 8:00 p.m. Eastern Time on November 14, 2007 to present an overview of the Company’s financial performance and business operations. A live Webcast of the call will be available from 8:00 p.m. — 9:00 p.m. ET on Wednesday, November 14, 2007 (9: 00 a.m. — 10: 00 a.m. Beijing Time on November 15, 2007). The call can be accessed through the Company’s corporate web site at http://corp.sina.com . A dial-in to the conference is also available. The number is +1-617-801-9702 and the pass code is 28234550. A replay of the conference call will be available through November 21, 2007 at midnight eastern time. The dial-in number is +1-617-801-6888. The pass code for the replay is 68274564.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and mobile value-added service provider for China and for global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services or “MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, online games, classified listings, fee-based services, e-commerce and enterprise e-solutions.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the uncertain regulatory landscape in the People’s Republic of China, the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 10-K for the year ended December 31, 2006 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn
David Pasquale
The Ruth Group
Phone: 1-646-536-7006
Email:dpasquale@theruthgroup.com

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2007	2006	2007	2007	2006
Net revenues:
Advertising	$45,830	$32,697	$41,199	$118,796	$84,332
Non-advertising	18,519	23,362	18,610	56,642	72,117

	64,349	56,059	59,809	175,438	156,449

Cost of revenues:
Advertising (a)	16,614	11,333	15,493	45,449	29,948
Non-advertising	7,851	8,715	7,136	22,501	27,805

	24,465	20,048	22,629	67,950	57,753

Gross profit	39,884	36,011	37,180	107,488	98,696

Operating expenses:
Sales and marketing (a)	12,276	12,210	12,017	35,357	37,512
Product development (a)	5,905	5,082	5,333	16,037	14,685
General and administrative (a)	6,291	7,832	6,887	19,835	20,416
Amortization of intangibles	257	468	258	918	1,405

	24,729	25,592	24,495	72,147	74,018

Income from operations	15,155	10,419	12,685	35,341	24,678

Non-operating income:
Interest and other income, net	3,734	2,156	2,589	8,983	6,108
Gain (loss) on sale of business and investments, net	—	(134)	830	830	1,660
Loss on investment	—	(270)	—	—	(270)
Loss on equity investments	—	(185)	—	—	(690)
Amortization of convertible debt issuance cost	—	(172)	(171)	(342)	(514)

	3,734	1,395	3,248	9,471	6,294

Income before income taxes	18,889	11,814	15,933	44,812	30,972
Provision for income taxes	(1,735)	(1,095)	(1,477)	(4,594)	(2,778)

Net income	$17,154	$10,719	$14,456	$40,218	$28,194

Basic net income per share	$0.31	$0.20	$0.26	$0.73	$0.53

Diluted net income per share	$0.28	$0.19	$0.25	$0.68	$0.49

Shares used in computing basic net income per share	55,304	53,690	54,884	54,892	53,561
Shares used in computing diluted net income per share	60,210	58,419	59,665	59,768	58,484

Net income used for diluted net income per share calculation:
Net income	$17,154	$10,719	$14,456	$40,218	$28,194
Amortization of convertible debt issuance cost	—	172	171	342	514

	$17,154	$10,891	$14,627	$40,560	$8,708

(a) Stock-based compensation included under SFAS 123R was as follows:
Cost of revenues - advertising	$341	$568	$441	$1,245	$1,268
Sales and marketing	211	531	281	884	1,145
Product development	356	606	400	1,241	1,317
General and administrative	816	1,001	930	2,582	3,515

SINA CORPORATION
RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	September 30, 2007				September 30, 2006				June 30, 2007
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
		341	(a)			568	(a)			441	(a)

Gross profit	$39,884	$341		$40,225	$36,011	$568		$36,579	$37,180	$441		$37,621

		(1,383)	(a)			(2,138)	(a)			(1,611)	(a)
		(257)	(b)			(468)	(b)			(258)	(b)

Operating expenses	$24,729	$(1,640)		$23,089	$25,592	$(2,606)		$22,986	$24,495	$(1,869)		$22,626

		1,724	(a)			2,706	(a)			2,052	(a)
		257	(b)			468	(b)			258	(b)

Income from operations	$15,155	$1,981		$17,136	$10,419	$3,174		$13,593	$12,685	$2,310		$14,995

						2,706	(a)
						468	(b)
						172	(c)			2,052	(a)
						134	(d)			258	(b)
		1,724	(a)			270	(e)			171	(c)
		257	(b)			145	(b)			(830)	(d)

Net income	$17,154	$1,981		$19,135	$10,719	$3,895		$14,614	$14,456	$1,651		$16,107

Diluted net income per share	$0.28			$0.32	$0.19			$0.25	$0.25			$0.27

Shares used in computing diluted net income per share	60,210			60,210	58,419			58,419	59,665			59,665

Net income used in computing diluted net income per share:
Net income	$17,154			$19,135	$10,719			$14,614	$14,456			$16,107
Amortization of convertible debt issuance costs	—			—	172			—	171			—

	$17,154			$19,135	$10,891			$14,614	$14,627			$16,107

Gross margin — advertising	64%	1%		65%	65%	2%		67%	62%	1%		63%

	Nine months ended				Nine months ended
	September 30, 2007				September 30, 2006
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results
		1,245	(a)			1,268	(a)

Gross profit	$107,488	$1,245		$108,733	$98,696	$1,268		$99,964

		(4,707)	(a)			(5,977)	(a)
		(918)	(b)			(1,405)	(b)

Operating expenses	$72,147	$(5,625)		$66,522	$74,018	$(7,382)		$66,636

		5,952	(a)			7,245	(a)
		918	(b)			1,405	(b)

Income from operations	$35,341	$6,870		$42,211	$24,678	$8,650		$33,328

						7,245	(a)
						1,405	(b)
		5,952	(a)			514	(c)
		918	(b)			(1,660)	(d)
		342	(c)			270	(e)
		(830)	(d)			499	(b)

Net income	$40,218	$6,382		$46,600	$28,194	$8,273		$36,467

Diluted net income per share	$0.68			$0.78	$0.49			$0.62

Shares used in computing diluted net income per share	59,768			59,768	58,484			58,484

Net income used in computing diluted net income per share:
Net income	$40,218			$46,600	$28,194			$36,467
Amortization of convertible debt issuance costs	342			—	514			—

	$40,560			$46,600	$28,708			$36,467

Gross margin - advertising	62%	1%		63%	64%	2%		66%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

(c)	To adjust amortization of convertible debt issuance cost

(d)	To adjust (gain) loss on the sale of business and investments

(e)	To adjust loss on investment in Tidetime Sun

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2007	2006	2007	2007	2006
Net revenues
Advertising	$45,830	$32,697	$41,199	$118,796	$84,332
Mobile related	16,601	21,811	17,007	51,854	66,953
Others	1,918	1,551	1,603	4,788	5,164

	$64,349	$56,059	$59,809	$175,438	$156,449

Cost of revenues
Advertising	$16,614	$11,333	$15,493	$45,449	$29,948
Mobile related	7,328	8,313	6,613	21,228	26,638
Others	523	402	523	1,273	1,167

	$24,465	$20,048	$22,629	$67,950	$57,753

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	September 30,	December 31,
	2007	2006
Assets

Current assets:

Cash and cash equivalents	$206,861	$163,177
Short - term investments	232,505	199,574
Accounts receivable, net	54,067	45,031
Other current assets	9,193	10,330
Total current assets	502,626	418,112

Property and equipment, net	27,086	27,101
Goodwill and intangible assets, net	89,615	90,534
Other assets	2,918	3,062
Total assets	$622,245	$538,809
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,291	$1,614
Accrued liabilities	49,175	41,993
Income taxes payable	7,255	7,389
Convertible debt	99,000	100,000
Total current liabilities	156,721	150,996

Other long-term liabilities	1,181	—
Total liabilities	157,902	150,996

Shareholders’ equity	464,343	387,813

Total liabilities and shareholders’ equity	$622,245	$538,809